ICICI Securities Inc.
Statement of Financial Condition
March 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____04/01/20_____ AND ENDING _____03/31/21_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ICICI Securities Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Avenue of the Americas, 4th Floor
(No. and Street)

New York   **NY**   **10036**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum   **(212) 897-1694**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KNAV P.A.
(Name - if individual, state last, first, middle name)

990 Hammond Dr NE #850   Atlanta   GA   30328
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*







AFFIRMATION

I, Bishen Pertab, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to ICICI Securities Inc. for the year ended March 31, 2021, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

County/City of Fairfield State of Connecticut
On this 19th day of April, 2021
Bishen Pertab
personally appeared before me and acknowledged that he/she executed the foregoing instrument.
Notary Public Kristen E Papucci
My commission expires 12/31/2021

Signature

President
Title

Notary Public

KRISTEN E PAPUCCI
Notary Public
Connecticut
My Commission Expires Dec 31, 2021

Report of Independent Registered Public Accounting Firm

To the Management
ICICI Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICICI Securities, Inc. (hereinafter referred to as "the Company") as of March 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States of America) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KNAV P.A.

Atlanta, Georgia
We have served as the Company's auditor since 2021.
April 17, 2021

KNAV P.A.
Certified Public Accountants
One Lakeside Commons, Suite 850, 990 Hammond Drive NE, Atlanta, GA 30328 T 1 678 584 1200 F 1 770 676 6082 E admin@knavcpa.com
2021-057-US

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Statement of Financial Condition
March 31, 2021

Assets		
Cash	$	2,117,231
Certificates of deposit		2,117,367
Due from affiliated companies		381,666
Fixed assets, net of accumulated depreciation of $17,289		6,479
Deposits		87,785
Deferred tax asset		248,238
Other assets		28,432
Total assets	**$**	**4,987,198**

Liabilities and Stockholder's Equity		
Accounts payable and other accrued liabilities	$	653,165
Due to Parent		16,404
Income taxes payable		9,496
Total liabilities		679,065
Stockholder's equity:		
Common stock, no par value. Authorized 1,500 shares; issued and outstanding 1,298 shares		12,980,000
Additional paid in capital		11,737
Accumulated deficit		(8,683,604)
Total stockholder's equity		4,308,133
Total liabilities and stockholder's equity	**$**	**4,987,198**

The accompanying notes are an integral part of this financial statement.

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Notes to Financial Statement
March 31, 2021

---

1. Organization

ICICI Securities Inc. (the Company) is a wholly owned subsidiary of ICICI Securities Holdings, Inc. (Parent), which in turn is a subsidiary of ICICI Securities Ltd, an Indian financial services company listed on the major Indian stock exchanges. The Company provides brokerage and corporate finance services to institutional investors in the United States, Canada and Singapore, investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian corporations wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is regulated by the Financial Industry Regulatory Authority (FINRA) and the Monetary Authority of Singapore (MAS). The Company is also approved to operate in Canada under the International Dealer Exemption in the provinces of British Columbia, Ontario and Quebec.

The Company's customers transact their business on a delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded in the Indian stock markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

2. Significant Accounting Policies

Cash

The Company maintains cash at banking institutions in various countries. Cash on deposit in U.S. financial institutions may at times exceed federal insurance limits. The Company also maintains cash deposits in a Singapore financial institution that is subject to the limits of the deposit insurance scheme administered by the Monetary Authority of Singapore.

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company is a wholly owned subsidiary of its Parent and, therefore, all of its income and losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a separate return basis. Deferred tax assets and liabilities are recognized subject to management's judgement that realization is more likely than not.

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Notes to Financial Statement
March 31, 2021

2. Significant Accounting Policies (continued)

Foreign Currency

The U.S. dollar is considered the functional currency for the Company's foreign branch. The assets and liabilities of the foreign branch are remeasured from the local currency to U.S. dollar at current or historic exchange rates, as appropriate.

Estimates

This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable and Contract Assets and Liabilities

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There were no accounts receivable on April 1, 2020 and no contract assets or liabilities. As of March 31, 2021, there were no accounts receivable and no contract assets or liabilities.

Allowance for Credit Losses

In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments - Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Until last year US GAAP required an incurred loss methodology that delays recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. This guidance became effective for the Company on April 1, 2020, and the Company adopted this guidance on that date. The impact of this guidance resulted in no adjustment to stockholder's equity.

3. Fair Value Measurements

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Notes to Financial Statement
March 31, 2021

3. **Fair Value Measurements (continued)**

liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 - Unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for the investments measured at fair value as of March 31, 2021:

Securities owned, at fair value	Level 1	Level 2	Level 3	Total
CD - maturity date 12/18/21	$ -	$ 1,062,414	$ -	$ 1,062,414
CD - maturity date 06/05/21	-	1,054,953	-	1,054,953
Total	$ -	$ 2,117,367	$ -	$ 2,117,367

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Notes to Financial Statement
March 31, 2021

4. **Related Party Transactions**

The Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected and retained by the affiliate. The affiliate compensates the Company by paying its expenses plus a markup of 8%. The Company earns transfer pricing revenue. The Company also receives a fixed annual fee for providing certain administrative services to another affiliated Company. The total amount due from affiliated companies was $381,666 as of March 31, 2021.

5. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (SEC Rule 15c3-1) ("the Rule") under the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, shall not be less than $250,000. At March 31, 2021, the Company had net capital of approximately $1,275,000 which exceeded requirements by approximately $1,025,000.

6. **Off-Balance-Sheet Risk, Concentration Risk and Credit Risk**

The Company's policy is to continuously monitor its exposure to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company's operations are mainly conducted through an affiliated company located in India. The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

Substantially all of the Company's cash is held in accounts at major financial institutions. Management does not expect any losses to result with respect to any of these concentrations.

A significant portion of the Company's assets are represented by receivables from its affiliates and a foreign bank account.

The Company is dependent on its affiliates for 100% of its revenue.

7. **Income Taxes**

The Company is part of a group that files a consolidated tax return.

The deferred tax asset of $248,238 was computed using the effective tax rate of 21%.

The components of the net deferred tax assets are as follows:

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Notes to Financial Statement
March 31, 2021

7. Income Taxes (continued)

Deferred tax assets:

Net operating loss federal carryforward	$ 1,579,459
Net operating loss state carryforward	32,448
Accrued liabilities	2,564
Foreign tax credit	12,083
Gross deferred tax assets	1,626,554
Less: valuation allowance	(1,378,316)
Deferred tax assets, net	$ 248,238

At March 31, 2021, the Company's deferred tax assets were primarily related to federal net operating loss carryovers that primarily will start to expire in 2028. The value of the deferred tax asset was calculated based on estimated future earnings of the Company over the next five years.

The Company does not have any liabilities for uncertain tax positions or any known unrecognized tax benefits at March 31, 2021. The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense within the statement of operations; however, there are none for the year ended March 31, 2021. At this time, the Company does not expect any material change in the unrecognized tax benefits amount over the next twelve months.

8. Certificate of Deposit

At March 31, 2021, the Company held certificates of deposit that have two-year terms and are valued at cost plus accrued interest. The CD's are non-negotiable, not convertible into cash and non-redeemable prior to maturity.

9. Commitments and Contingencies

The Company rents office space under operating leases that expire January 31, 2022 and August 31, 2021, respectively. Future minimum payments through the end of the leases will be $37,054.

The Company has a long-term incentive bonus plan in place that is partly dependent on the overall economic performance of the Company. To be eligible to receive payment, an employee must be employed by the Company past the payment date.

Future payments are projected to be as follows:

Due Date		Amount
April 30, 2021	$	325,991
April 30, 2022		250,037
April 30, 2023		115,914
	$	691,942

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Notes to Financial Statement
March 31, 2021

10. **401(k) Plan**

The Company sponsors a qualified defined contribution salary reduction 401(k) plan covering all eligible employees. The maximum contribution payable under the plan is equal to a defined percentage of the eligible employee's salary subject to Internal Revenue Service ("IRS") limits.

11. **Share Based Compensation**

ICICI Securities Limited, the parent, has formulated the ICICI Securities Limited - Employees Stock Option Scheme, 2017 (ESOS- 2017). This scheme envisaged grant of share options to eligible employees to enhance employee motivation, to enable employees to participate in the long term growth and financial success of the Company and to act as a retention mechanism, by enabling employee participation in the business as an active stakeholder to usher in an 'owner-manager' culture.

The employees of the Company have participated in the above scheme, based on which the employees of the Company have been granted stock options of the Ultimate Parent Company. The Company accounts for stock compensation in accordance with ASC 718, "Compensation-Stock Compensation". ASC 718 requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in statements of operations based on their fair values. The Company elected to use the Black-Scholes pricing model to determine the fair value of the stock options on the date of grant. In accordance with ASC 718, stock compensation for all options granted that the Company expects to vest is recognized on a straight-line basis over the vesting period. In respect of options that have a graded vesting schedule and with only service conditions, compensation cost is recognized on straight line basis over the requisite service period for each separately vesting portion of the award as if the award was-in-substance, multiple awards. In determining whether an award is expected to vest, the Company uses an estimated forfeiture rate based on historical rates. The estimated forfeiture rate is updated for actual forfeitures annually. An amount equal to such compensation expense for the year is credited to additional paid in capital of the company.

Details in respect of options granted to the Company's employees is as follows:

Scheme - ESOS - 2017

	Outstanding	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life
04/01/20				
Granted	12,400	$	4.92	3.51 to 5.51 years%
Exercised	-			
Cancelled	-			
03/31/21	12,400			

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Notes to Financial Statement
March 31, 2021

12.   **Share Based Compensation (continued)**

Additional information on vesting

30% of the options would vest on May 7, 2021, 30% of the options would vest on May 7, 2022 and the balance of 40% of the options would vest on May 7, 2023.

The following assumptions were used in the calculation of the fair value of the grants in accordance with the Black-Scholes options pricing model:

Year Ended
March 31, 2021

5.08% to 5.70%
3.51 to 5.51 years

The aggregate fair value of all options granted during the year was $21,913 and the weighted average grant date fair value per option that vested during the year was $1.27.

12.   **COVID-19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

During the calendar year 2020 the Inland Revenue Authority of Singapore distributed cash grants to qualifying companies to support local businesses keeping employees fully employed. The grants bear no requirement to be repaid.

13.   **Subsequent Events**

The Company has evaluated subsequent events up to the date on which the statement of financial condition was issued. The Company's evaluation noted no subsequent events that require adjustment to, or disclosure in, the statement of financial condition.